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                                                                      EXHIBIT 12


                           COCA-COLA ENTERPRISES INC.

                       EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                           (In millions except ratios)


                                            QUARTER ENDED      SIX MONTHS ENDED
                                          ------------------  ------------------
                                          JUNE 28,  JUNE 29,  JUNE 28,  JUNE 29,
                                            2002      2001      2002      2001
                                          --------  --------  --------  --------

Computation of Earnings:
  Income (loss) from continuing
   operations before income taxes
   and cumulative effect of change
   in accounting .......................   $328      $ 66      $345      $(85)
     Add:
       Interest Expense ................    164       186       326       375
       Amortization of capitalized
         interest ......................      1        --         1         1
       Amortization of debt premium/
         discount and expenses .........      3         3         7         6
       Interest portion of rent expense       8         7        14        13
                                           ----      ----      ----      ----
Earnings as Adjusted ...................   $504      $262      $693      $310
                                           ====      ====      ====      ====

Computation of Fixed Charges:
  Interest expense .....................   $164      $186      $326      $375
  Capitalized Interest .................      1        --         1         1
  Amortization of debt premium/discount
    and expenses                              3         3         7         6
  Interest portion of rent expense .....      8         7        14        13
                                           ----      ----      ----      ----
Fixed Charges ..........................   $176      $196      $348      $395
Preferred stock dividends (a) ..........      1         1         2         2
                                           ----      ----      ----      ----
Combined Fixed Charges and Preferred
  Stock Dividends ......................   $177      $197      $350      $397
                                           ====      ====      ====      ====

Ratio of Earnings to Fixed Charges (c) .   2.87      1.34      1.99       (b)
                                           ====      ====      ====      ====

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends (c) ........................   2.85      1.33      1.97       (b)
                                           ====      ====      ====      ====

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for the six months ended June 29, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $85 million and $87 million, respectively.
(c)  Ratios were calculated prior to rounding to millions.